                                                FILED PURSUANT TO RULE 424(b)(3)
                                                     REGISTRATION NO. 333-109157

PROSPECTUS SUPPLEMENT NO. 2
(TO PROSPECTUS DATED NOVEMBER 13, 2003)

                           THE TOWN AND COUNTRY TRUST

                    5.375% Convertible Senior Notes due 2023
                                      and
   Common Shares of Beneficial Interest Issuable upon Conversion of the Notes

                             ---------------------

     This prospectus supplement supplements the prospectus dated November 13, 2003 relating to $74,750,000 of our 5.375% Convertible Senior Notes due 2023 and our common shares of beneficial interest into which those notes are convertible.

     The table below sets forth, as of the date of this prospectus supplement, the name of each selling securityholder, the principal amount of notes that each selling securityholder may offer pursuant to this prospectus supplement and the prospectus and the number of common shares into which such notes are convertible. Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of our outstanding common shares.

     The principal amounts of the notes provided in the table below are based on information provided to us by each of the selling securityholders, and the percentages are based on $74,750,000 principal amount of notes outstanding. The number of common shares that may be sold is calculated based on the current conversion rate of 39.20185 shares of common stock per each $1,000 principal amount of notes. Since the date on which each selling securityholder provided this information, each selling securityholder identified below may have sold, transferred or otherwise disposed of all or a portion of its notes. In addition, the conversion rate, and therefore the number of our common shares issuable upon conversion of the notes, is subject to adjustment. Accordingly, the number of common shares issuable upon conversion of the notes may increase or decrease.

     The selling securityholders may from time to time offer and sell any or all of the securities under this prospectus supplement and the prospectus. Because the selling securityholders are not obligated to sell the notes or the common shares issuable upon conversion of the notes, we cannot estimate the amount of the notes or how many common shares that the selling securityholders will hold upon consummation of any such sales.
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
                                          AGGREGATE                         NUMBER OF     PERCENTAGE OF
                                      PRINCIPAL AMOUNT    PERCENTAGE OF   COMMON SHARES       COMMON
                                      OF NOTES THAT MAY       NOTES        THAT MAY BE        SHARES
NAME                                       BE SOLD         OUTSTANDING       SOLD(1)      OUTSTANDING(2)
----                                  -----------------   -------------   -------------   --------------
AIG DKR SoundShore Opportunity
  Holding Fund Ltd. ................     $   824,000           1.10%           32,302             *
AIG DKR SoundShore Holdings Ltd. ...       1,172,000           1.57%           45,944             *
AIG DKR SoundShore Strategic Holding
  Fund Ltd. ........................         504,000              *            19,757             *
Argent Classic Convertible Arbitrage
  Fund (Bermuda) Ltd. ..............       1,900,000           2.54%           74,483             *
Argent Classic Convertible Arbitrage
  Fund L.P. ........................       1,000,000           1.34%           39,201             *
CNH CA Master Account, L.P. ........       1,500,000           2.01%           58,802             *
JMG Capital Partners, LP............      10,750,000          14.38%          421,419           2.4%
JMG Triton Offshore Fund, Ltd. .....      10,750,000          14.38%          421,419           2.4%
SAM Investments LDC.................      20,000,000          26.76%          784,037           4.3%
SuttonBrook Capital Portfolio LP....       7,500,000          10.03%          294,013           1.7%
UBS AG London Branch................       8,250,000          11.04%          323,415           1.8%
Xavex Convertible Arbitrage 10
  Fund..............................         100,000              *             3,920             *
All other holders of notes or future
  transferees, pledgees, donees,
  assignees or successors of any
  such holders(3)(4)................      10,500,000          14.05%          411,619           2.3%
                                         -----------          -----         ---------          ----
  Total.............................     $74,750,000            100%        2,930,338(5)       14.4%(6)
                                         ===========          =====         =========          ====

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 * Less than one percent.

(1) Assumes conversion of all of the holder's notes at a conversion rate of
    39.20185 common shares per $1,000 principal amount of the notes. This conversion rate is subject to adjustment, however, as described in the prospectus under "Description of Notes - Conversion Rights." As a result, the number of common shares issuable upon conversion of the notes may increase or decrease in the future.

(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 17,415,582 common shares outstanding as of March 2, 2004. In calculating this amount for each holder, we treated as outstanding the number of common shares issuable upon conversion of all such holder's notes, but we did not assume conversion of any other holder's notes.

(3) Information about other selling securityholders will be set forth in further prospectus supplements or amendments to the prospectus, if required.

(4) Assumes that any other holders of the notes or any future pledgees, donees, assignees, transferees or successors of or from any other such holders of the notes, do not beneficially own any common shares other than the common shares issuable upon conversion of the notes at the initial conversion rate.

(5) Represents the number of common shares into which $74,750,000 principal amount of notes would be convertible at the conversion rate described in footnote 1 above.

(6) Represents the amount which the selling securityholders may sell under this prospectus supplement and the prospectus divided by the sum of the common shares outstanding as of March 2, 2004, plus the 2,930,338 common shares into which the $74,750,000 principal amount of notes are convertible.

     This prospectus supplement should be read in conjunction with, and may not be delivered without, the prospectus dated November 13, 2003, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

March 4, 2004